

Mail Stop 3720

February 5, 2007

Via U.S. Mail and Fax (703) 902-2877

Mr. Thomas R. Kloster, Chief Financial Officer
Primus Telecommunications Group, Inc.
7901 Jones Branch Road, Suite 900
McLean, VA 22102

> **RE:** **Primus Telecommunications Group, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 0-29092**
> **Filed on March 16, 2006**

Dear Mr. Kloster:

We have reviewed your response letter of January 19, 2007 and have the following additional comments. As noted in our comment letter of December 28, 2006, we have limited our review to only your financial statements and related disclosures and will make no further review of your documents.

Form 10-K for the year ended December 31, 2005

1. We refer to your response to comment 2. In allocating the impairment of the long-lived asset group, you recorded a reduction of goodwill since it was included in the asset group. Paragraph 14 of SFAS 144 states that the impairment loss for an asset group should reduce only the carrying amounts of the long-lived assets of the group. Although goodwill is included in the asset group for the purpose of measuring the amount of an impairment, any loss should be allocated only to long-lived assets, not goodwill. Please recalculate the allocation of the impairment loss and revise your financial statements, as needed.

2. In performing the annual goodwill impairment test, you estimated the fair value of a reporting unit based on an allocation of the market capitalization of your common stock between reporting units. If the carrying value of a reporting unit is negative, you use alternative valuation techniques based on the fair value of invested capital and current liabilities. Tell us how you applied the guidance in paragraphs 23 through 25 of SFAS 142 in evaluating whether these are appropriate methods for estimating the fair value of a reporting unit.   Discuss the consideration you gave to using a present value method to estimate fair value. Also discuss in more detail how you determine the market capitalization of your common stock and provide an example to illustrate how you allocate it to your reporting units.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director